FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 13, 2009

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, The Company's clarification of the reportage, " HON HAI and AUO both intend to merge or to enter into strategic cooperation with CMO ", dated 2009/11/13

2.	Taiwan Stock Exchange filing entitled, To announce the change of the trading counterpart of the disposal of common stock of Darwin Precisions Corp., announced on 2009/10/28, dated 2009/11/13

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: November 13, 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1.

AU Optronics Corp.

November 13, 2009
English Language Summary

Subject: The Company's clarification of the reportage," HON HAI and AUO both intend to merge or to enter into strategic cooperation with CMO ", dated 2009/11/13

Regulation:   Published pursuant to Article 2-31 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2009/11/13

Content:

1.     Name of the reporting media: Economic Daily News

2.     Date of the report:2009/11/13

3.     Content of the report: HON HAI and AUO both intend to merge or to enter into strategic cooperation with CMO.

4.     Summary of the information provided by investors: N/A

5.     Company's explanation of the reportage or provided information: AUO clarifies that the Company has no such resolution.

6.     Countermeasures:N/A

7.     Any other matters that need to be specified: N/A

Item 2

AU Optronics Corp.

November 13, 2009
English Language Summary

Subject:	To announce the change of the trading counterpart of the disposal of common stock of Darwin Precisions Corp., announced on 2009/10/28

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2009/11/13

Content:

1.     Date of occurrence of the event:2009/11/13

2.     Date of the original public announcement and reporting:2009/10/28

3.     Summary of the content originally publicly announced and reported:
The Company disposes 28,000 thousand shares of common stock of Darwin Precisions Corp. at NT$12 per share to JOCHU INVESTMENT LTD. to cope with the shareholding restructuring of Darwin Precisions (L) Corp.

4.     Reason for, and major content of, the change:
To cope with the modification of investment strategy of JOCHU TECHNOLOGY CO., LTD., the trading counterpart was changed from JOCHU INVESTMENT LTD. to JOCHU TECHNOLOGY CO., LTD..

5.     Effect on the Company's finances and business after the change: N/A

6.     Any other matters that need to be specified:N/A